EXHIBIT 99.1

New Pension Agreements for Senior Volvo Executives in Sweden

GOTEBORG, Sweden, Dec. 9, 2004 (PRIMEZONE) -- As part of the review of pension agreements for senior executives within the Volvo Group, all of the executives who currently have defined-benefit pension agreements are being offered to switch to a defined-contribution agreement. In the defined-contribution agreements, the pension earned will correspond to the sum of paid-in premiums and possible return, rather than the previous system whereby a specific percentage of pensionable income was guaranteed. Those who have now received a defined-contribution agreement include Leif Johansson, President of AB Volvo, whose right to retirement at of 55 years will simultaneously be replaced by a continuous employment contract subject to 12 months of termination notice from the company and six months from Leif Johansson.

The defined-benefit agreements that AB Volvo is now rearranging entail that pensions are earned successively up to the attained retirement age. Executives with 60-year agreements are entitled to retire and receive 70% of pensionable income up to age 65. Subsequently, they receive a lifetime pension, including general pension and individual occupational pension (ITP), of 50% annually. Other executives with salaries exceeding 30 income base amounts similarly are entitled to a total of 50% of the pensionable salary annually for life. Pensionable income consists of the employee's most recent annual salary plus Volvo's internal benefit value of company cars and the average variable salary during the most recent five calendar years.

No new 60-year agreements will be signed. Instead, the defined-benefit pension system has now been replaced by a defined-contribution system, with no definite retirement date. The premium amounts to 10% of pensionable income annually. The previous defined-benefit pension system carrying entitlement to pension benefits from age 65 has also been replaced by a defined-contribution system. The premium amounts to SEK 30,000 annually plus 20% of pensionable income exceeding 30 income base amounts. Renegotiation, on a voluntary basis, is currently in progress with those executives currently covered by defined-benefit solutions.

Leif Johansson's pension benefits have now also been renegotiated in a similar manner by AB Volvo's Board of Directors to the defined-contribution system. According to the previous agreement, the company and the CEO had a mutual opportunity to initiate retirement at age 55, with the right to receive a total of 70% of pensionable income up to age 65, followed by a lifelong pension corresponding to 50%. In the new agreement, this age limit has been removed and replaced by a continuous employment contract, subject to 12 months of termination notice from the company and six months from Leif Johansson. In future, Leif Johansson will receive a defined-contribution pension, which means that the pension will amount to the sum total of paid-in premiums plus a possible return, instead of the previously guaranteed percentage of his salary.

In conjunction with the transition to a defined-contribution pension plan for Leif Johansson, AB Volvo will pay in SEK 34 million to an insurance policy in January next year. At the same time, Volvo will transfer to this insurance policy the SEK 74 million already reserved in the defined-benefit system.

A revision has also been conducted of the rules applying to severance pay for senior executives. Previously under these rules, employees were entitled to 12 or 24 months severance pay, depending on age, if their employment was terminated by the company. For agreements concluded after spring 1993, 75% of income from new employment is deducted from the severance pay if the former employee starts new employment. For agreements concluded after spring 2004, all income from new employment is deducted from the severance pay. In addition, for such agreements the age limit connected to employment termination has now been removed and, with few exceptions for agreements concluded thereafter, the period of severance pay is now 12 months.

December 9, 2004

For further information, please contact Marten Wikforss; tel: +46-31-66 11 27 or +46-705-59 11 49

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 78,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and on NASDAQ in the US.

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CONTACT:  Volvo
          Marten Wikforss
          tel: +46-31-66 11 27 or +46-705-59 11 49